August 26, 2014

VIA COURIER AND EDGAR

Re:	Vectrus, Inc.
Amendment No. 4 to Registration
Statement on Form 10-12B
File No. 001-36341

Ms. Pamela Long

Securities and Exchange Commission

Division of Corporation Finance

100 F. Street, N.E.

Mailstop 7010

Washington, D.C. 20549

Dear Ms. Long:

On behalf of Vectrus, Inc. (the “Registrant” or “Vectrus”), we hereby transmit via EDGAR for filing with the Securities and Exchange Commission the above-referenced amendment (the “Amendment”) to the above-referenced registration statement (the “Registration Statement”), marked to show changes from Amendment No. 3 to the Registration Statement as filed on August 14, 2014.

Please do not hesitate to call Caroline Gottschalk at 212-455-3523 or Arjun Koshal at 212-455-3379, with any questions or further comments you may have regarding the filing or if you wish to discuss the above responses.

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Very truly yours,

/s/ Simpson Thacher & Bartlett LLP
SIMPSON THACHER & BARTLETT LLP

cc:	Securities and Exchange Commission
Terence O’Brien
Asia Timmons-Pierce
Patricia Do

Vectrus, Inc.
Kenneth W. Hunzeker
Matthew M. Klein
Michele L. Tyler